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SECI 13014262 SSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 04 2013
Washington DC
402

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COOMBE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6872 ROUTE 209
(No. and Street)

WARWARSING	NY	12489
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIP COOMBE, III — 845-647-7259
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR & O'CONNOR, LLP
(Name – *if individual, state last, first, middle name*)

249 ROUTE 32 * PO BOX 365	CENTRAL VALLEY	NY	10917
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/16

OATH OR AFFIRMATION

I, **PHILIP COOMBE III**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **COOMBE FINANCIAL SERVICES, INC.**, as of **DECEMBER 31, 2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BEVERLY A. YOCHMANN
NOTARY PUBLIC STATE OF NEW YORK
COUNTY OF ULSTER
COMMISSION EXPIRES JUNE 30, 2015
#01Y03946150

Signature

President

Title

Beverly A Yochmann

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filling, see section 240.17a-5(e)(3).*

CONTENTS

O'CONNOR & O'CONNOR, LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Coombe Financial Services, Inc.
Wawarsing, New York 12489

We have audited the accompanying statements of financial condition of Coombe Financial Services, Inc. as of December 31, 2012 & 2011 and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Coombe Financial Services, Inc. as of December 31, 2012 & 2011 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor + O'Connor LLP
Central Valley, New York
February 27, 2013

COOMBE FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2012	2011
ASSETS		
Cash	$ 6,299	$ 20,845
Investment Accounts	15,372	14,478
Accounts receivable	29,450	21,714
Prepaid expenses and other current assets	0	0
Total current assets	51,121	57,037
Furniture and equipment, net	0	2,267
Total assets	$ 51,121	$ 59,304
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$ 25,732	$ 21,029
Stockholder's equity		
Capital stock - 100 shares authorized		
100 shares issued and outstanding	5,000	5,000
Additional paid in capital	34,163	34,163
Retained Earnings	(13,774)	(888)
Total stockholder's equity	$ 25,389	$ 38,275
Total liabilities and stockholder's equity	$ 51,121	$ 59,304

See accompanying notes to financial statements and auditors' report

COOMBE FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

For the Year Ended December 31,

	2012	2011
Revenue:		
Gains on firm securities investments	$ 894	$ 311
Investment company shares	382,727	355,624
Account supervision	450	0
Other revenue	83,155	78,217
Total revenue	467,226	434,152
Expenses:		
Salary and costs for officers	80,388	80,308
Other employee compensation and benefits	95,306	81,495
Regulatory fees	4,409	4,174
Other expenses	300,009	259,053
Total Expenses	480,112	425,030
Net Income	$ (12,886)	$ 9,122

The accompanying notes to financial statements are an integral part of these statements.

COOMBE FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31,

	2012	2011
Stockholder's equity, beginning	$ 38,275	$ 29,153
Net income	(12,886)	9,122
Stockholder's equity, ending	$ 25,389	$ 38,275

See accompanying notes to financial statements and auditors' report

COOMBE FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

For the Year Ended December 31,

	2012	2011
Cash Flows Provided by Operating Activities		
Net Income	**$ (12,886)**	$ 9,122
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	**2,267**	0
Changes in assets and liabilities:		
(Increase) Decrease in investments	**(894)**	2,971
(Increase) in accounts receivable	**(7,736)**	(9,154)
Decrease in prepaid expenses	**0**	0
Prior year adjustments to equity	**0**	0
Increase (Decrease) in accounts payable and accrued expenses	**4,703**	(5,384)
Net cash provided by (used in) operating activities	**(14,546)**	(2,445)
Cash Flows From Investing Activities		
Purchase of furniture and equipment	**0**	(2,267)
Net cash (used in) investing activities	**0**	(2,267)
Net (decrease) increase in cash	**(14,546)**	(4,712)
Cash at beginning of year	**20,845**	25,557
Cash at end of year	**$ 6,299**	$ 20,845
Supplemental cash flow information:		
Taxes paid	**$ 175**	$ 175

See accompanying notes to financial statements and auditors' report

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

Coombe Financial Services, Inc. (the "Company") was formed on September 13, 1963, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. April of 2001. The company made a Sub-Chapter S Corporation election with the Internal Revenue Service in 2001 The Company's business consists of providing subscription only brokerage, financial and employee benefit services to individuals and institutions.

The Company is a Sub-Chapter S Corporation. The Company consists of a single shareholder.

A summary of the Company's significant accounting policies follows:

Basis of accounting:

The Company operates under the provisions of Paragraph (k)(1)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(1)(ii) provide that the Company transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies. Also, all funds are promptly transmitted and the Company does not hold funds or securities for, or owe money or securities to customers.

Revenue recognition:

The Company receives commission income for investment advisory, brokerage services related to customer trading of and mutual funds, insurance sales and insurance annuity contracts. Commissions are recorded at the date of client commitment and their related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and equipment:

Furniture, equipment and improvements are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 40 years.

Income Taxes:

The Company is classified Sub-Chapter S for federal income tax purposes and therefore, the financial statements do not include a provision for income tax expense or refunds.

Advertising:

The company expenses advertising costs as incurred. The Company recorded advertising expense of $1,717 and $1,258 in the year ended December 31, 2012 & 2011 respectively.

Accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Furniture and Equipment

Equipment consists of the following at December 31:

	2012	2011
Office Equipment	$ 12,273	$ 12,273
Furniture & Fixtures	5,319	5,319
Other	1,055	1,055
	18,647	18,647
Less: Accumulated Depreciation	(18,647)	(16,380)
Total	$ 0	$ 2,267

The Company recorded depreciation expense of $2,267 & $0 in the year ended December 31, 2012 & 2011 respectively.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 & 2011, the Company had net capital of $13,389 & $24,475. At December 31, 2012 the Company had net capital requirements of $5,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2012 & 2011 was 192.19% and 85.92%.

Note 4. Related Party Transactions

The sole shareholder of the Company is also a partner of a firm that provides the Company with employee services through a lease agreement. Employee lease expense for the year ended December 31, 2012 & 2011 amounted to $72,000 respectively for both years. The Company also leases its primary office space from the sole shareholder of the Company. Rent expense for the year ended December 31, 2012 & 2011 amounted to $18,000 for both years.

Note 5. Commitments and Contingencies

The Company leases space under an operating lease that automatically renews every January. Rental expenses under these leases are $1,500 per month. During 2012 & 2011, payments made on these leases amounted to $18,000 for both years.

Note 6. Concentration of Risk

The Company does not have any concentrations of risk.

Note 7. Subsequent Events

The Company has evaluated subsequent events through February 27, 2013, the date which the financial statements were issued.

COOMBE FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2012

Total stockholder's equity from statement of financial condition			$	25,389
Less non-allowable assets:				
Accounts receivable, past due for more than 30 days	$	9,694		
Furniture and equipment, net		0		
Prepaid Expenses		0		
Total non-allowable assets			$	9,694
Haircuts on securities				(2,306)
Net capital			$	13,389
Aggregate indebtedness:				
Accounts payable and accrued expenses			$	25,732
Computation of basic net capital requirement:				
Minimum net capital required - $5,000 as per Paragraph (a)(2)(iv) of Rule 15c3-1.			$	5,000
Percentage of aggregate indebtedness to net capital				192.19%

Note: The above computation does not differ from the computation of net capital pursuant to Rule 15c3-1 as of December 31, 2012 filed by Coombe Financial Services, Inc. on Form X-17A-5. Accordingly, no reconcilliation is deemed necessary.

See accompanying notes to financial statements and auditors' report

O'CONNOR & O'CONNOR, LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Coombe Financial Services, Inc.
Wawarsing, New York 12489

In planning and performing our audit of the financial statements of Coombe Financial Services, Inc. (the "Company"), for the years ended December 31, 2012 & 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital ender Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons

2) Recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control over financial reporting to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 & 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

O'Connor + O'Connor LLP

Central Valley, New York
February 27, 2013